Introducing HSBC Vantage+ Index

The next innovation in the HSBC Vantage portfolio

HSBC is dedicated to the smart evolution of our investment solutions to meet client objectives. With this focus, we are launching the next iteration in the Vantage portfoli, theVantage+ Index. Vantage+ is an excess return index that utilizes the key drivers of the Vantage5 Index, while adding features like smart leverage and a volatility management system to enhance stability and increase performance.

ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-223208 January 24, 2020

Vantage Side by Side

	Vantage5	Vantage+
Equity Allocation	Vantage5 Index provides a greater maximum allocation to developed and emerging market equity (80%) compared to some other target volatility strategies.	**Same** – Vantage+ maintains the same maximum allocation, which has historically contributed to index performance.
Allocation to Performing Assets	Vantage5 selects from 13 ETFs and Cash, to come up with the monthly portfolio.	**Enhancement** – Vantage+ seeks, if possible, to create the monthly portfolio without using cash, a non-performing asset, to further maximize returns.
Monthly Rebalancing	Vantage5 only targets 5% during the monthly rebalancing process.	**Same** – Like Vantage5, the Vantage+ monthly portfolio composition targets 5%.
Daily Volatility Target	Vantage5 does not impose an intra-month cap on volatility which enables the Index to remain fully invested in the selected portfolio of ETFs for the duration of the month.	**Enhancement** – Utilizing our Smart Leverage strategy, Vantage+ dynamically reacts to changing market conditions on a daily basis allowing for leverage up to 1.5x in periods of low volatility and providing for reduced exposure in periods of market stress.

Hypothetical Comparative Performance Data

Based on simulated backtested performance, the HSBC Vantage+ Index outperforms other similar indexes.

Source: HSBC and Bloomberg This graph sets forth the simulated back-tested performance of the Index from January 2013 through November 2019. The Vantage5 Index has only been calculated by S&P Dow Jones LLC since March 15, 2017, and the Vantage+ Index has only been calculated by Solactive AG since November 8, 2019. See “Use of simulated returns”

The HSBC Vantage+ Index

Index Evolution

Exposure to Performing Assets – Vantage+ Index is constructed to maximize exposure to performing assets, including US and global equities, fixed income, and real assets, all within volatility and concentration limits seeking to avoid cash, a non-returning asset, if possible.

Source: Bloomberg & HSBC
Simulated and Historical See “Important Information” and “Use of simulated returns”

Volatility Management System – Vantage+ Intra-Month Volatility Management System allows the index to leverage up to 1.5X to increase exposure to performing assets, enabling the index to be up to 150% invested to drive enhanced returns.

Source: Bloomberg & HSBC

Simulated and Historical See “Important Information” and “Use of simulated returns”

Risks relating to the index

•	Solactive AG may adjust the Index in a way that affects its level, and Solactive AG has no obligation to consider your interests.
•	The Index comprises notional assets.
•	The Index may not be successful and may not outperform any alternative strategy that might be employed in respect of the ETFs, or achieve its target volatility.
•	The Index has a very limited operating history and may perform in unanticipated ways.
•	The Index is subject to market risks.
•	If the market values of the ETFs change, the level of the Index and the market value of any linked structured investment may not change in the same manner.
•	The Index may perform poorly during periods characterized by short-term volatility.
•	The level of the Index includes the deduction of the ICE LIBOR USD 3 Month interest rate and a fee.
•	An investment linked to the Index carries the risks associated with the Index's momentum investment strategy.
•	The Index may be partially uninvested.
•	Correlation of performances among the ETFs may reduce the performance of the Index.
•	Changes in the value of the ETFs may offset each other.

Please see the risk factors section of the relevant offering document for any HSBC-issued investment linked to the Index for a full description of the risks relating to the Index.

Important disclaimer information

This document is for informational purposes only and intended to provide a general overview of the Index and does not provide the terms of any specific issuance of structured investments. The material presented does not constitute and should not be construed as a recommendation to enter into a securities or derivatives transaction. Before investing in a specific structured investment, investors should carefully review the relevant disclosure documents which explain in detail the terms of the issuance as well as the risks, tax treatment and other relevant information.

Investing in financial instruments linked to the Index is not equivalent to a direct investment in any part of the Index. This document contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness and we are not obligated to update any market data presented in this document. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the investments mentioned in this document or in options, futures or other derivatives based thereon.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and any related offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-8118049.

HSBC Bank plc and Solactive AG

The Index is the exclusive property of HSBC Bank plc and its affiliates which has contracted with Solactive AG to administer, maintain and calculate the Index. The Index is not endorsed by Solactive AG or its affiliates or its third party licensors. "Calculated by Solactive AG" and its related stylized mark(s) are service marks of Solactive AG and have been licensed for use by HSBC Bank plc and its affiliates. Solactive AG shall have no liability for any errors or omissions in calculating the Index.

The Index is proprietary to HSBC Bank plc. No use or publication may be made of the Index, or any of its provisions or values, without the prior written consent of HSBC Bank plc. Neither HSBC Bank plc nor its duly appointed successor, acting as index owner (the "Index Owner"), nor Solactive AG or its duly appointed successor, acting as index administrator ("Index Administrator") and index calculation agent ("Index Calculation Agent"), are obliged to enter into or promote transactions or investments that are linked to the Index.

The Index Owner makes no express or implied representations or warranties as to (a) the advisability of purchasing or assuming any risk in connection with any transaction or investment linked to the Index, (b) the levels at which the Index stands at any particular time on any particular date, (c) the results to be obtained by any party from the use of the Index or any data included in it for the purposes of issuing any financial instruments or carrying out any financial transaction linked to the Index or (d) any other matter. Calculations may be based on information obtained from various publicly available sources. The Index Administrator and the Index Calculation Agent have relied on these sources and have not independently verified the information extracted from these sources and accept no responsibility or liability in respect thereof.

Use of simulated returns

The Index was launched on November 8, 2019 and therefore has limited historical performance. As a result, limited actual historical performance information is available for you to consider in making an independent investigation of the Index, which may make it difficult for you to evaluate the historical performance of the Index and make an informed investment decision than would be the case if the Index had a longer trading history.

Hypothetical back-tested performance prior to the launch of the Index provided in this document refers to simulated performance data created by applying the Index's calculation methodologies to historical prices of the underlying constituents and the reference rate. In addition, because certain of the Index Constituents (SPLV, HYG, EEM, EMB, GLD and TIP) were not in existence at the start of the backtested period, adjustments have been made to calculate their performance prior to their inception. Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight, and may give more preference towards underlying constituents that have performed well in the past. The hypothetical back-tested annualized performance and annualized volatility of the Index have inherent limitations. These performance and volatility results were achieved by means of a retroactive application of a back-tested volatility model designed with the benefit of hindsight. Hypothetical back-tested results are neither an indicator nor a guarantor of future results.

The hypothetical back-tested performance of the Index prior to November 8, 2019 cannot fully reflect the actual results that would have occurred had the Index actually been calculated during that period, and should not be relied upon as an indication of the Index's future performance.

HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.

© 2020 HSBC USA Inc. All rights reserved.

All Sources: Solactive, HSBC, Bloomberg, from January 1, 2009 to December 31, 2019